Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FIRST QUARTER 2026 RESULTS, INCLUDING RECORD QUARTERLY OPERATING MARGINS AND ADJUSTED NET INCOME

Toronto (April 30, 2026) – Agnico Eagle Mines Limited (NYSE and TSX: AEM) ("Agnico Eagle" or the "Company") today reported financial and operating results for the first quarter of 2026.

"We delivered a solid start to 2026, achieving record operating margins while production and costs tracked well to plan. With gold production expected to be weighted to a stronger second half of the year, we are managing cost volatility through disciplined execution and asset optimization, supported by our regional operating model. This positions us well to deliver on our full year guidance," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "We are excited by the strong progress across our industry leading growth pipeline and are beginning to look beyond the 20–30% production growth already expected over the next decade, with our recently announced proposed acquisitions in Finland marking a milestone in our next phase of long-term growth. At the same time, we remain committed to returning value to shareholders, through our dividend and the expansion of our share repurchase program."

First quarter 2026 highlights:

•	Solid quarterly performance, in line with plan – Payable gold production[1] was 825,109 ounces, representing approximately 24% of the mid-point of the full year production guidance, at production costs per ounce of $1,158, total cash costs per ounce[2] of $1,093 and all-in sustaining costs ("AISC") per ounce[2] of $1,483. The solid operating performance was led by Detour Lake, Canadian Malartic and Fosterville

•	Record quarterly operating margins and adjusted net income – Solid production, combined with higher realized gold prices of $4,861 per ounce in the first quarter, resulted in record operating margins and adjusted net income. The Company reported quarterly net income of $1,695 million or $3.39 per share and record adjusted net income[3] of $1,706 million or $3.41 per share. The Company generated cash provided by operating activities of $1,346 million or $2.69 per share and free cash flow[3] of $732 million or $1.46 per share, which included the impact of a $1.3 billion payment for the remaining cash tax liability related to the 2025 taxation year. Total cash taxes paid in the first quarter were $1.8 billion, approximately 50% of the expected cash taxes for 2026

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Total cash costs per ounce and all-in sustaining costs per ounce (or AISC per ounce) are non-GAAP measures that are not standardized financial measures under IFRS® Accounting Standards and in this news release, unless otherwise specified, are reported on (i) a per ounce of gold production basis, and (ii) a by-product basis. For reconciliations of each of these non-GAAP measures to production costs on both a by-product and a co-product basis and a description of their composition and usefulness, see "Note Regarding Certain Measures of Performance" below.

3 Adjusted net income, free cash flow and where applicable, their related per share measures are non-GAAP measures that are not standardized financial measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to the most comparable measure prepared in accordance with IFRS Accounting Standards, see "Note Regarding Certain Measures of Performance" below.

•	Financial strength continues to grow through robust cash generation – The Company increased its cash balance by $246 million to $3,112 million as at March 31, 2026, resulting in a net cash[4] position of $2,915 million with total debt outstanding of $197 million as at March 31, 2026. Reflecting this strong financial profile, Fitch Ratings upgraded the Company's long-term issuer default rating from BBB+ to A- in April 2026

•	Annual gold production and cost guidance reiterated – Full year expected payable gold production in 2026 remains unchanged at 3.3 to 3.5 million ounces, with production now weighted approximately 48% to the first half of the year and 52% to the second half. Full year total cash costs per ounce and AISC per ounce in 2026 remain unchanged at $1,020 to $1,120 and $1,400 to $1,550, respectively. While the Company is subject to cost uncertainty, including fuel price volatility as a result of ongoing geopolitical events, the Company's regional operating strategy, focused on local procurement and resilient supply chains, is expected to mitigate potential cost impacts. Further details are set out in the 2026 Guidance Summary section below

•	Continued commitment to shareholder returns and expected renewal and increase of NCIB – The Company returned a total of $375 million to shareholders during the first quarter of 2026, including the declaration of a quarterly dividend of $0.45 per share and the repurchase of 721,211 common shares under its normal course issuer bid ("NCIB"). Share repurchases were completed at an average price of $207.68 per share for total consideration of $150 million. As previously disclosed, the Company intends to seek approval from the TSX to renew the NCIB for another year on substantially the same terms, with an increase to its internal limit on purchases of common shares to $2 billion. Additional details will be provided at the time of the renewal

•	2025 Sustainability Report published – The Company released its 17th annual Sustainability Report on April 30, 2026, demonstrating its commitment to operating in a safe, sustainable and environmentally responsible manner

•	Update on key value drivers and pipeline projects in the first quarter of 2026

◦	Canadian Malartic – Production from the East Gouldie ramp commenced in March 2026. The development and construction activities continued to progress on schedule, with the main ramp and shaft #1 reaching a depth of 1,151 metres and 1,514 metres, respectively. Construction of the first loading station is on schedule for first production through shaft #1 in the second quarter of 2027. Exploration drilling continued to yield positive results in multiple areas of the Odyssey mine, including 6.7 grams per tonne ("g/t") gold over 36.0 metres at 1,089 metres depth in the upper eastern portion of the East Gouldie deposit and 9.0 g/t gold over 53.5 metres (core length) at 1,067 metres depth in the internal zones of the Odyssey deposit

◦	Detour Lake – Development activities for the underground project continued, with the exploration ramp reaching a depth of 147 metres and overburden removal commencing for the conveyor-ramp portal. High-intensity drilling from surface near the exploration ramp was initiated, with a highlight intercept of 8.9 g/t gold over 14.1 metres at 187 metres depth. Drilling into the West Extension zone had highlights of 10.7 g/t gold over 10.1 metres at 497 metres depth, approximately 1.5 kilometres west of the resource-pit outline, and 10.0 g/t gold over 3.1 metres at 922 metres depth, approximately 2.5 kilometres west of the resource-pit outline

◦	Upper Beaver – Development of the exploration ramp and shaft continued to advance ahead of schedule, reaching depths of 108 metres and 382 metres, respectively. During the quarter, the Company initiated a high-intensity drilling program targeting a portion of the Upper Beaver deposit between approximately 500 and 600 metres depth, characterized by intrusion-suite host rocks, to complement the bulk sample planned at the 760 level

4 Net cash is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to the most comparable measure prepared in accordance with IFRS Accounting Standards, see "Note Regarding Certain Measures of Performance" below.

◦	Hope Bay – Project activities focused on site preparedness for a potential redevelopment, including the addition of a new third wing to the camp, substantial completion of the internal technical evaluation, including advancement of detailed engineering to approximately 55%, and planning for the 2026 sealift season. A construction decision at Hope Bay is expected in May 2026

◦	San Nicolás – Minas de San Nicolás, which has the potential for base metal production in Mexico, continued to advance engineering and execution strategy, targeting completion of 50% of the engineering by mid-year 2026. Drilling activities progressed with a focus on condemnation drilling and geological evaluation in proximity to the projected mine area

•	Proposed consolidation of Finland's Central Lapland Greenstone Belt ("CLGB") in three separate transactions – On April 20, 2026, the Company announced a comprehensive consolidation of properties in the CLGB of Northern Finland through the proposed acquisitions of Rupert Resources Ltd. ("Rupert") and Aurion Resources Ltd. ("Aurion") and the acquisition of the 70% interest in Fingold Ventures Ltd. held by B2Gold Corp ("B2Gold"). The Company expects the Rupert and Aurion transactions to be completed late in the second quarter of 2026. The transaction with B2Gold was completed in April 2026

◦	Through these transactions, the Company expects to build another multi-asset, multi-decade regional platform within its portfolio, create significant value at the Ikkari gold project by leveraging over 20 years of regional experience and unlock multi-layered exploration potential across the consolidated 2,492 km2 land package

◦	It establishes a pathway to transform its Finland platform into an approximately 500,000-ounce-per-year gold production hub within the next decade, and contribute beyond the 20-30% Company-wide production growth over that period

◦	The Company will evaluate opportunities to reduce dilution associated with the Rupert transaction, including potentially returning the proceeds of portfolio investment sales to shareholders through share repurchases under the NCIB

First Quarter 2026 Results Conference Call and Webcast Tomorrow

The Company's senior management will host a conference call on Friday, May 1, 2026, at 8:30 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

To listen to the live webcast of the conference call, you may register on the Company's website at www.agnicoeagle.com, or directly via the link here.

Via Phone:

To join the conference call by phone, please dial 437-900-0527 or toll-free 1-888-510-2154 to be entered into the call by an operator. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

To join the conference call by phone without operator assistance, you may register your phone number here 30 minutes prior to the scheduled start of the call to receive an automated call back.

Replay Archive:

Please dial 289-819-1450 or toll-free 1-888-660-6345, access code 72715#. The conference call replay will expire on June 1, 2026.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Annual Meeting

The Company will host its Annual and Special Meeting of Shareholders (the "AGM") on Friday, May 1, 2026 at 11:00 AM (E.D.T). During the AGM, management will provide an overview of the Company's activities.

The AGM will be held in person at Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4 and online at: https://meetnow.global/M59UWL4.

For details explaining how to attend, communicate and vote virtually at the AGM see the Company's Management Information Circular dated March 19, 2026, filed under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders who have questions about voting their shares or attending the AGM may contact Investor Relations by phone at 416-947-1212, by toll-free phone at 1-888-822-6714 or by email at investor.relations@agnicoeagle.com or may contact the Company's strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by calling 1-877-452-7184 (toll-free in Canada and the United States) or 1-416-304-0211 (International), by texting "INFO" to either number, or by e-mail at assistance@laurelhill.com.

First Quarter 2026 Production and Costs

Production and Cost Results Summary

	Three Months Ended March 31,
	2026	2025*
Gold production** (ounces)	825,109	873,794
Gold sales (ounces)***	829,651	842,965
Production costs per ounce	$1,158	$879
Total cash costs per ounce	$1,093	$895
AISC per ounce	$1,483	$1,175

*	Total cash costs per ounce and AISC per ounce for the three months ended March 31, 2025 have been restated using the Company's revised composition for periods commencing on or after January 1, 2026. Using the Company's composition of this measure for periods ending on or prior to December 31, 2025, total cash costs per ounce were $903 for the consolidated Company and AISC per ounce was $1,183 for the consolidated Company.

**	Gold production for the three months ended March 31, 2026 excludes payable gold production at La India and Creston Mascota of 418 and 76 ounces, respectively, which were produced from residual leaching. Gold production for the three months ended March 31, 2025 excludes payable gold production at La India and Creston Mascota of 1,811 ounces and 25 ounces, respectively, which were producing from residual leaching.

***	Payable metals sold at Canadian Malartic, Detour Lake and Macassa exclude the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines. For the three months ended March 31, 2025, payable metals sold excludes 2,500 payable gold ounces sold at La India.

Gold Production

Gold production decreased in the first quarter of 2026 when compared to the prior-year period primarily due to lower production at Macassa and Meadowbank (lower grades), partially offset by higher production at Detour Lake (higher grades and recoveries).

Production Costs per Ounce

Production costs per ounce increased in the first quarter of 2026 when compared to the prior-year period primarily due to higher royalty costs resulting from higher gold prices, lower gold production and the impact of a stronger Canadian dollar relative to the U.S. dollar between periods.

Total Cash Costs per Ounce

Total cash costs per ounce increased in the first quarter of 2026 when compared to the prior-year period primarily due to the reasons described above for the increase in production costs per ounce.

AISC per Ounce

AISC per ounce increased in the first quarter of 2026 when compared to the prior-year period due to the reasons described above for the increase in total cash costs per ounce, higher sustaining capital expenditures, primarily at Macassa and Fosterville, higher non-cash reclamation related costs and higher general and administrative expenses.

Refer to the Company's Management Discussion & Analysis for the first quarter of 2026 (the "MD&A") under the caption "Financial and Operating Results" for additional variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year period.

First Quarter 2026 Financial Results

Financial Results Summary

	Three Months Ended March 31,
	2026	2025
Realized gold price (per ounce)[5]	$4,861	$2,891
Net income (millions)	$1,695	$815
Adjusted net income (millions)	$1,706	$770
EBITDA (millions)[6]	$2,996	$1,634
Adjusted EBITDA (millions)[6]	$3,011	$1,590
Cash provided by operating activities (millions)	$1,346	$1,044
Cash provided by operating activities before changes in non-cash components of working capital (millions)[6]	$2,231	$1,209
Capital expenditures* (millions)[6]	$574	$419
Free cash flow (millions)	$732	$594
Free cash flow before changes in non-cash components of working capital (millions)[6]	$1,618	$759
Net income per share (basic)	$3.39	$1.62
Adjusted net income per share (basic)	$3.41	$1.53
Cash provided by operating activities per share (basic)	$2.69	$2.08
Cash provided by operating activities before changes in non-cash components of working capital per share (basic)	$4.46	$2.41
Free cash flow per share (basic)	$1.46	$1.18
Free cash flow before changes in non-cash components of working capital per share (basic)	$3.23	$1.51

*	Includes capitalized exploration

5 Realized gold price is calculated as gold revenues from mining operations divided by the number of ounces sold.

6 "EBITDA" means earnings before interest, taxes, depreciation, and amortization. EBITDA, adjusted EBITDA, capital expenditures, cash provided by operating activities before changes in non-cash components of working capital and free cash flow before changes in non-cash components of working capital and, where applicable, their related per share measures, are non-GAAP measures that are not standardized measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to the most comparable measure prepared in accordance with IFRS Accounting Standards, see "Note Regarding Certain Measures of Performance" below.

Net Income

Net income increased in the first quarter of 2026 when compared to the prior-year period primarily due to record operating margins resulting from higher realized gold prices, partially offset by lower gold sales and higher income and mining taxes.

Net income in the first quarter of 2026 of $1,695 million ($3.39 per share) includes the following items (net of tax): reclamation adjustments of $9 million ($0.02 per share), net gains on derivative financial instruments of $7 million ($0.01 per share), net asset disposal losses of $7 million ($0.01 per share), foreign currency translation losses on deferred tax liabilities of $5 million ($0.01 per share) and other adjustments totaling $3 million ($0.01 per share). Excluding these items results in adjusted net income of $1,706 million or $3.41 per share for the first quarter of 2026.

Adjusted EBITDA

Adjusted EBITDA increased in the first quarter of 2026 when compared to the prior-year period primarily due to higher revenues from mining operations (higher realized gold prices partially offset by lower gold sales), partially offset by higher production costs (higher royalty costs), higher general and administrative expenses and the impact of a stronger Canadian dollar relative to the U.S. dollar between periods.

Cash Provided by Operating Activities

Cash provided by operating activities and cash provided by operating activities before changes in non-cash components of working capital both increased in the first quarter of 2026 when compared to the prior-year period primarily due to higher operating margins, partially offset by lower gold sales and higher income and mining taxes. Cash provided by operating activities was reduced by unfavourable changes in non-cash working capital balances primarily due to approximately $1.3 billion in cash taxes paid in the quarter relating to the 2025 taxation year. Total cash taxes paid in the first quarter of 2026 were $1.8 billion, representing approximately 50% of the expected cash taxes for 2026.

Free Cash Flow

Free cash flow and free cash flow before changes in non-cash components of working capital both increased in the first quarter of 2026 when compared to the prior-year period primarily due to the reasons described above related to cash provided by operating activities, partially offset by higher development capital expenditures related to Odyssey, Hope Bay and Detour Lake underground pipeline projects.

Capital Expenditures

The table below sets out a summary of capital expenditures, in each case broken down between sustaining capital expenditures and development capital expenditures by mine, and capitalized exploration in the first quarter of 2026.

Summary of Capital Expenditures

(thousands)

	Three Months Ended
	Mar 31, 2026
	Capital Expenditures*	Capitalized Exploration
Sustaining Capital Expenditures**
LaRonde	$15,661	$1,232
Canadian Malartic	22,761	987
Goldex	10,105	200
Quebec	48,527	2,419
Detour Lake	42,531	—
Macassa	19,545	827
Ontario	62,076	827
Meliadine	16,310	1,425
Meadowbank	23,155	—
Nunavut	39,465	1,425
Fosterville	22,540	496
Australia	22,540	496
Kittila	13,167	982
Finland	13,167	982
Pinos Altos	8,756	211
Mexico	8,756	211
Other	2,061	(973)
Total Sustaining Capital Expenditures	$196,592	$5,387

Development Capital Expenditures**
LaRonde	$20,397	$—
Canadian Malartic	85,092	7,519
Goldex	6,080	1,997
Quebec	111,569	9,516
Detour Lake	73,444	6,621
Detour Lake underground	4,266	12,274
Macassa	24,510	8,819
Upper Beaver	7,316	16,595
Ontario	109,536	44,309
Meliadine	18,374	4,181
Meadowbank	9,174	22
Hope Bay	31,764	13,834
Nunavut	59,312	18,037
Fosterville	4,314	3,477
Australia	4,314	3,477
Kittila	946	2,600
Finland	946	2,600
Pinos Altos	1,821	11
San Nicolás (50%)	1,326	1,391
Mexico	3,147	1,402
Other	3,466	—
Total Development Capital Expenditures	$292,290	$79,341
Total Capital Expenditures	$488,882	$84,728

*	Excludes capitalized exploration

**	Sustaining capital expenditures and development capital expenditure are non-GAAP measures that are not standardized measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to the most comparable measure prepared in accordance with IFRS Accounting Standards, see "Note Regarding Certain Measures of Performance" below.

2026 Guidance Reiterated

In the first three months of 2026, the Company achieved approximately 24% of the mid-point of its full year gold production guidance, while achieving total cash costs per ounce and AISC per ounce within the guidance range. Based on these results, the Company is reiterating its guidance for the full year 2026. Full year expected payable gold production in 2026 at 3.3 to 3.5 million ounces is now weighted approximately 48% to the first half of the year and 52% to the second half.

A summary of the Company's guidance is set out below.

2026 Guidance Summary

($ millions, unless otherwise stated)

	2026		2026
	Guidance Range		Mid-Point
Gold production (thousands of ounces)	3,300	3,500	3,400
Total cash costs per ounce[7]	$1,020	$1,120	$1,070
AISC per ounce[7]	$1,400	$1,550	$1,475

Capital expenditures[7] (excluding capitalized exploration)	$2,175	$2,395	$2,285
Capitalized exploration	$290	$330	$310
Capital expenditures (including capitalized exploration)	$2,465	$2,725	$2,595

Exploration and corporate development*	$275	$305	$290
Depreciation and amortization expense	$1,550	$1,750	$1,650
General and administrative expense**	$230	$260	$245
Other costs***	$75	$95	$85
NTI Payment[8]	$185	$195	$190
Cash taxes	$3,400	$3,600	$3,500
Effective tax rate (%)	34%	36%	35%

*	2026 Guidance includes $185 million to $205 million related to exploration and $90 million to $100 million related to corporate development

**	2026 Guidance includes share-based compensation, expected to be between $65 million and $75 million. General and administrative expense is expected to fluctuate based on changes in the Company's share price, which affect the costs related to stock-based compensation.

***	2026 Guidance includes $35 million to $45 million related to site maintenance costs primarily at Hope Bay and Northern Territory in Australia and $40 million to $50 million related to remediation expenses and other miscellaneous costs

7 The Company's guidance for total cash costs per ounce, AISC per ounce and capital expenditures is forward-looking non-GAAP information. For a description of the composition and usefulness of these non-GAAP measures and a discussion of revisions that have been made by the Company to the composition of certain of these measures, see "Note Regarding Certain Measures of Performance" below.

8 The "NTI Payment" is the payment to Nunavut Tunngavik Inc. ("NTI") under the Company's mineral production lease in respect of the Amaruq mine at Meadowbank, which is a royalty based on net profits, subject to a minimum profit margin. NTI Payments in this table are reflected on a cash basis with 2026 Guidance based on a gold price assumption of $4,500 per ounce.

Cash Taxes

The Company's effective tax rate continues to be expected to be approximately 34% to 36% for the full year of 2026. Total cash taxes paid in the first quarter of 2026 were $1.8 billion, which included a $1.3 billion payment for the remaining cash tax liability for 2025. This represents approximately 50% of total cash taxes expected for 2026. The remaining cash taxes in 2026 are expected to be paid in quarterly installments ranging between $525 million and $575 million.

Cost Considerations Related to Current Market Uncertainty

While the ongoing conflict in the Middle East introduces uncertainty related to fuel price volatility and the global supply chain, the Company currently anticipates that volatility of fuel and commodity prices and currency exchange rates will be captured within the total cash costs per ounce and AISC per ounce guidance ranges of $1,020 to $1,120 and $1,400 to $1,550, respectively. Supported by the Company's regional operating strategy, with a focus on local procurement and resilient supply chains, the Company does not currently anticipate any significant risk of disruption to fuel, consumables or parts supplies across its operations. While higher transportation and freight costs are expected to persist amid ongoing uncertainty, the Company continues to actively monitor the situation for any potential impacts.

The Company's full year 2026 cost guidance is based on an assumed diesel benchmark price of $0.78 per litre (excluding transportation and taxes). Including the diesel purchased for the Company's Nunavut operations that was delivered as part of the 2025 sealift, approximately 54% of the Company's total estimated diesel exposure for 2026 is hedged at an average benchmark price of $0.71 per litre (excluding transportation and taxes), which is expected to reduce the Company's exposure to diesel price volatility for the balance of 2026.

Diesel represents approximately 10% of the Company's operating costs, comprising approximately 7% related to direct consumption for mobile equipment and on-site power generation, and approximately 3% related to transportation and freight. With respect to direct diesel consumption, the Company estimates that a 10% change in diesel prices would impact total cash costs per ounce by approximately $4 on a net basis after hedges (approximately $8 excluding the impact of diesel hedges) for the full year 2026. For indirect diesel exposure related to transportation, a 10% change in diesel prices is estimated to impact total cash costs per ounce by approximately $2 net of the fuel sealift to Nunavut.

Currency Hedges

The Company's full year 2026 cost guidance is based on assumed exchange rates of 1.36 C$/US$, 1.18 US$/EUR, 1.40 A$/US$ and 17.50 MXN/US$.

Based on its C$/US$ assumption for 2026 cost estimates, the Company has hedged approximately 42% of its estimated remaining Canadian dollar exposure for 2026 at an average floor price providing protection in respect of exchange rate movements below 1.38 C$/US$, while allowing for participation in respect of exchange rate movements up to an average of 1.42 C$/US$.

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs for 2026.

Tariffs

The international trade disputes set in motion in February 2025 by US tariffs, retaliatory tariffs and other actions remain fluid. The Company continues to believe that its revenue structure will be largely unaffected by the tariffs as its gold production is mostly refined in Canada, Australia or Europe. The Company continues to monitor its exposure to the tariffs and trade disputes and its alternatives to inputs sourced from suppliers that are or may become subject to the tariffs or other trade disputes. The cost guidance provided in this news release does not include any potential impact from such tariffs or trade disputes.

Balance Sheet Strength Supported by Strong Net Cash Position; Continued Commitment to Shareholder Returns

Cash and cash equivalents increased by $246 million from the prior quarter, primarily due to cash provided by operating activities resulting from record operating margins (higher realized gold prices partially offset by higher royalty costs). The increase was partially offset by unfavourable changes in non-cash components of working capital (including an approximately $1.3 billion payment of cash taxes related to the 2025 taxation year), $614 million of capital expenditures including working capital adjustments and $375 million returned to shareholders during the quarter through dividends and share repurchases under the NCIB.

As at March 31, 2026, the Company's total long-term debt was $197 million, consistent with the prior quarter. No amounts were outstanding under the Company's unsecured revolving bank credit facility as at March 31, 2026 and available liquidity under the facility remained at approximately $2 billion, not including the uncommitted $1 billion accordion feature.

Net cash increased to $2,915 million in the first quarter of 2026 compared to the prior quarter balance of $2,670 million due to the increase in cash and cash equivalents of $246 million. See "Note Regarding Certain Measures of Performance" below for the calculation of net cash.

On April 29, 2026, Fitch Ratings upgraded the Company's investment grade credit rating to A- with a Stable Outlook, reflecting the Company's strong operating profile, favorable low cost position and sustained commitment to a strengthening balance sheet. The Company strives to maintain a strong financial position and an investment grade balance sheet.

Shareholder Returns

The Company remains committed to delivering strong returns to shareholders in 2026 through a combination of the dividend and share repurchases under the NCIB, with a target to return approximately 40% of annual free cash flow to shareholders, assuming current gold prices and subject to operational needs.

The Company will evaluate opportunities to reduce the dilution associated with the Rupert transaction, including potentially returning the proceeds of portfolio investment sales to shareholders through share repurchases under the NCIB.

Normal Course Issuer Bid

In the first quarter of 2026, the Company repurchased 721,211 common shares under the NCIB at an average price of $207.68 per share for aggregate purchases of $150 million.

The Company believes that its NCIB is a flexible and effective complementary tool that, together with the quarterly dividend, is part of the Company's overall capital allocation program and generates value for shareholders. Under the NCIB, the Company may purchase a maximum of 5% of the issued and outstanding common shares, subject to maximum authorized purchases of $1 billion. Purchases under the NCIB may continue for up to one year from its commencement on May 4, 2025.

The Company intends to seek approval from the TSX to renew the NCIB for another year in May 2026 on substantially the same terms; but intends to increase its internal limit on purchases of common shares to $2 billion. Additional details will be provided at the time of the renewal.

Dividend Record and Payment Dates for the Second Quarter of 2026

The Company's Board of Directors has declared a quarterly cash dividend of $0.45 per common share, payable on June 15, 2026 to shareholders of record as of June 1, 2026. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2026 Fiscal Year

Record Date	Payment Date
March 2, 2026*	March 16, 2026*
June 1, 2026**	June 15, 2026**
September 1, 2026	September 15, 2026
December 1, 2026	December 15, 2026

*	Paid

**	Declared

Dividend Reinvestment Plan

For information on the Company's dividend reinvestment plan, see Dividend Reinvestment Plan.

International Dividend Currency Exchange

For information on the Company's international dividend currency exchange program, please contact Computershare Trust Company of Canada by phone at 1.800.564.6253 or online at www.investorcentre.com or www.computershare.com/investor.

Committed to Sustainability

17th Annual Sustainability Report for 2025 Released

The Company released its 2025 Sustainability Report (the "Report") on April 30, 2026, providing an overview of the Company's strategy, practices and risk management approach related to health, safety, environment and sustainability, along with a comprehensive review of sustainability performance.

The Report includes mining industry-specific indicators from the Sustainability Accounting Standards Board Metals and Mining disclosures and metrics, and certain indicators in reference to the Global Reporting Initiative standards.

The Report's theme, "Together, We Make Mining Work", reflects the Company's belief that responsible mining is achieved through collaboration. For almost 70 years, the Company has recognized that long-term success is built through strong relationships with employees, Indigenous Peoples, communities, partners and stakeholders and the Company remains committed to operating in a way that creates shared value for all stakeholders.

Report Highlights:

•	Strong sustainability performance – The Company continued its "Towards Zero Accidents" initiative by focusing on visible felt leadership, employee training, and risk identification and mitigation. Performance was maintained or improved across many key factors including zero significant environmental incidents and increased employee engagement results

◦	However, these positive actions were overshadowed by fatal accidents at Fosterville in December 2025 and Canadian Malartic in April 2026. The Company has taken steps to reset its approach to safety, including immediately calling for safety meetings globally, with all employees and contractors, to emphasize that safe production is core to the sustainability and success of our business and that if a job cannot be done safely, it should not be done

•	Approach to climate change – The Company's continued efforts in decarbonization are focused on energy efficiency, technology transition and increased use of renewable energy. In 2025, the Company maintained its position among gold industry leaders in greenhouse gas emissions performance with an intensity of 0.39 tonnes of CO2 equivalent per ounce of gold produced

•	Commitment to reconciliation with Indigenous communities – The Company progressed the implementation of its Reconciliation Action Plan, including with the establishment of an Indigenous Advisory Committee, the delivery of over 5,000 hours of Indigenous cultural awareness training to employees and by hosting over 200 Indigenous cultural awareness activities across the Company. This comprehensive approach reinforces the Company's dedication to fostering positive relationships and supporting Indigenous Peoples globally

•	Investing in communities – Being a trusted and valued member of the communities associated with the Company's operations remains a fundamental principle and priority for the Company. In 2025, the Company's donations to charitable organizations were approximately $11 million and the Company spent approximately $2.0 billion on locally sourced goods and services, approximately $1.2 billion of which went to Indigenous businesses

•	Mining responsibly – The Company is committed to being a responsible miner and contributing to the sustainable development of the regions in which it operates. The Company upholds recognized international sustainability frameworks, including Towards Sustainable Mining (TSM), Responsible Gold Mining Principles (RGMP), the Voluntary Principles on Security and Human Rights (VPSHRs) and the Conflict-Free Gold Standard

Commitment to the Development of Inuit Education

•	Inuit Nunangat University – The Company is proud to formalize its commitment of C$10M to support the development of the Inuit Nunangat University. The Company commends the leadership of Inuit Tairiit Kanatami in advancing this important initiative in support of Inuit self-determination, cultural preservation and capacity-building and looks forward to supporting the students and graduates as they pursue future careers and business opportunities within Inuit Nunangat and beyond

The Company's 2025 Sustainability Report can be accessed here.

Key Value Drivers – Building the Next Phase of Growth

The Company is advancing a disciplined growth strategy aimed at enhancing the gold production profile in the short-term and supporting a pathway to increase annual gold production by 20-30% over the next decade, with a first step-up in production expected in 2030 and the potential to exceed 4.0 million ounces in the early 2030s. The growth is anchored in the expansions of world-class assets at Canadian Malartic and Detour Lake, as well as the construction of Upper Beaver, Hope Bay and San Nicolas located in regions where the Company operates and has technical expertise, established community relationships, existing infrastructure and established supply chains, supporting compelling risk-adjusted returns.

Key Project	2026 Gold Production Guidance (000s oz)	Anticipated Production Ramp-up Year	Anticipated Incremental Annual Gold Production* (000s oz)	Anticipated Incremental Annual Copper Production (tonnes)
Canadian Malartic	575 — 590	2033	400 — 500	—
Detour Lake	700 — 715	2030	300 — 350	—
Upper Beaver	—	2030	200 — 225	3,600
Hope Bay	—	2030	400 — 425	—
San Nicolás (50%)**	—	2030	—	50,000 — 60,000

*	The forecast parameters were based on internal evaluations, which are preliminary in nature and include inferred mineral resources. For a description see "Notes to Investors Regarding Certain Project Evaluations" below

**	San Nicolás incremental annual production also includes approximately 150,000 to 160,000 tonnes of zinc in first eight years of production and 20,000 to 30,000 tonnes of zinc in subsequent years

Canadian Malartic – Potential for 400,000 to 500,000 ounces of incremental annual gold production

The Company continues to advance the transition to underground mining with the construction of the Odyssey mine, including the development of Odyssey Shaft #1 and is advancing internal evaluations on three projects that, together, have the potential to increase annual gold production, starting in 2033, towards one million ounces. These projects include (i) a second shaft at Odyssey, (ii) the development of a satellite open pit at Marban and (iii) the development of the Wasamac underground project. Marban and Wasamac are located approximately 12 kilometres and 100 kilometres from the Canadian Malartic mill, respectively.

Odyssey Development

In the first quarter of 2026, mine development advanced with a continued focus on the main ramp, which reached a depth of 1,151 metres as of March 31, 2026, and the development of the East Gouldie production levels. Production via ramp from East Gouldie commenced in March 2026, approximately three months ahead of plan. Development remains a priority, with the Company targeting a sustained development rate of approximately 2,000 metres per month, supported by the integration of new development teams and equipment, increased hoisting capacity, optimization of hauling and service activities, and the increased use of automation and autonomous hauling. The excavation of two ventilation raises from surface to level 58 and the construction of the main exhaust fan station also advanced, with commissioning expected in June 2026.

Work continued on the development and construction of the first loading station between levels 102 and 111, including the crushing and material-handling circuit, shaft loading pocket and maintenance shop. Development activities continue to progress on schedule in support of the planned start of shaft-hoisted production from East Gouldie in the second quarter of 2027. Shaft sinking activities continued ahead of schedule, with the excavation of the material-handling infrastructure for the second loading station between levels 137 and 146 now expected to be completed in the second quarter of 2026 and the completion of the first phase of shaft sinking to a planned depth of 1,580 metres now expected at year-end 2026. The shaft reached a depth of 1,514 metres as at March 31, 2026. A second phase of sinking is expected to resume in 2029 and be completed in 2031, extending the shaft to its final expected depth of 1,870 metres. The third loading station, located between levels 172 and 181, is expected to be completed and commissioned in 2031.

Construction of key surface infrastructure progressed, with the operational complex expected to be completed in the second quarter of 2026 and phase two of the paste plant (designed for a 20,000 tonnes per day ("tpd") capacity) expected to be completed in the fourth quarter of 2026. The fabrication of the production hoist is complete and delivery of the various components of the hoist is ongoing, with assembly to start in the second quarter of 2026. Commissioning of the production hoist is expected in the second quarter of 2027.

Odyssey Shaft #2

The Company is advancing an internal technical evaluation of a potential second shaft at the Odyssey mine. Drilling of the geotechnical pilot hole at the planned location has been completed to a depth of 1,800 metres. Current work is focused on mine design and planning, surface layout, headframe design and preparatory activities to support the permitting process. The evaluation is expected to be completed in the fourth quarter of 2026.

Exploration at Odyssey

During the first quarter of 2026, 13 surface rigs and 16 underground rigs were in operation, drilling a total of 56,635 metres supplemented by an additional six surface rigs completing 13,455 metres of drilling dedicated to regional exploration around Canadian Malartic, including the Marban project.

Exploration drilling targeted multiple areas of the Odyssey mine, returning positive results in the upper eastern, central, western and deeper areas of the East Gouldie deposit and in the internal zones of the Odyssey deposit.

In the upper eastern extension of the East Gouldie deposit, underground drilling was highlighted by hole UGEG-103-005 intersecting 6.7 g/t gold over 36.0 metres at 1,089 metres depth, including 12.6 g/t gold over 15.3 metres at 1,089 metres depth; and hole UGEG-095-014 intersecting 5.5 g/t gold over 10.3 metres at 1,061 metres depth, 5.8 g/t gold over 9.8 metres at 1,153 metres depth, 5.1 g/t gold over 6.3 metres at 1,175 metres depth and 3.0 g/t gold over 15.8 metres at 1,187 metres depth.

In the Odyssey deposit, conversion drilling encountered significant mineralization in the lower portion of the porphyry in the internal zones, highlighted by hole UGOD-057-012 intersecting 6.1 g/t gold over 12.9 metres (core length) at 1,017 metres depth, including 12.0 g/t gold over 4.9 metres (core length) at 1,020 metres depth, and 9.0 g/t gold over 53.5 metres (core length) at 1,067 metres depth; and hole UGOD-064-019 intersecting 2.8 g/t gold over 27.6 metres (core length) at 992 metres depth, including 5.6 g/t gold over 8.0 metres (core length) at 992 metres depth. The internal zones in the vicinity of the Odyssey North zone will be further investigated in 2026 to help in planning the future mining infrastructure in this area.

Selected recent drill intersections from the Odyssey mine are set out in the composite longitudinal section below and in a table in the Appendix.

[Odyssey – Composite Cross and Longitudinal Sections]

Marban

At the Marban deposit, located approximately 12 kilometres from the Canadian Malartic mill, the Company envisions the potential development of a satellite open pit operating at a planned mining rate between 14,000 to 16,000 tpd and producing approximately 120,000 to 150,000 ounces of gold annually over a mine life of approximately 12 years with the potential for initial production as early as 2033.

During the first quarter of 2026 at Marban, the second phase of an exploration and conversion drilling program completed 29 holes totalling 7,013 metres. The program mainly targeted the northern and eastern extensions of the Marban deposit near and beyond the newly expanded proposed pit outline.

Wasamac

At Wasamac, the Company envisions an underground satellite operation with a planned mining rate of approximately 3,200 tpd. Ore is expected to be transported to the Canadian Malartic mill for processing, with an average annual gold production expected to be approximately 90,000 ounces with the potential for initial production as early as 2033. In the first quarter of 2026, the Company advanced optimization and trade-off studies alongside permitting activities and engagement with stakeholders.

Detour Lake – Potential for 300,000 to 350,000 ounces of incremental annual gold production

In the first quarter of 2026, excavation of the exploration ramp advanced by 345 metres to a total length of 823 metres, reaching a depth of 147 metres as of March 31, 2026. The Company is ramping up its workforce and integrating additional equipment in preparation for the commencement of multi-face development expected to begin in the third quarter of 2026. Extension of the exploration ramp to the planned bulk-sampling location at level 200 is expected to be completed in the first half of 2027.

Other activities supporting the underground project during the first quarter of 2026 included the commencement of overburden excavation for the conveyor ramp portal near the mill, with underground ramp development planned to begin in the first quarter of 2027. Work also progressed on the construction of the camp extension, and detailed engineering was initiated for the paste plant, ore-handling system and electrical infrastructure.

At Detour Lake during the first quarter of 2026, exploration drilling totalled 39,052 metres. The program continued to expand and infill the mineralization below and to the west of the mineral resource pit. The first underground drill was mobilized during the first quarter of 2026 and completed 726 metres of drilling.

To complement the planned bulk sample at Level 200, the Company has initiated a high-intensity drill program targeting Domain 54, similar to the investigation of Domain 53 in 2025, to validate the continuity of mineralization and improve the accuracy of the geological model. Highlights from the high-intensity drilling included hole DLM26-1299 intersecting 14.0 g/t gold over 2.5 metres at 84 metres depth and 8.9 g/t gold over 14.1 metres at 187 metres depth; and hole DLM26-1313 intersecting 2.9 g/t gold over 23.2 metres at 210 metres depth, including 8.1 g/t gold over 6.0 metres at 218 metres depth and 14.9 g/t gold over 9.0 metres at 238 metres depth.

Drilling in the West Extension zone approximately 1.5 kilometres west of the resource-pit outline continued to extend the underground mineral potential to the west with highlights of hole DLM25-1243 intersecting 28.0 g/t gold over 4.4 metres at 734 metres depth and 11.7 g/t gold over 2.6 metres at 794 metres depth; hole DLM25-1255 intersecting 2.6 g/t gold over 27.4 metres at 669 metres depth; hole DLM25-1274 intersecting 14.0 g/t gold over 2.6 metres at 797 metres depth and 3.6 g/t gold over 9.5 metres at 816 metres depth; and hole DLM25-1245 intersecting 10.7 g/t gold over 10.1 metres at 497 metres depth, including 37.8 g/t gold over 2.6 metres at 501 metres depth.

Drilling that tested the West Extension zone approximately 2.5 kilometres west of the resource-pit outline was highlighted by hole DLM25-1240 intersecting 10.0 g/t gold over 3.1 metres at 922 metres depth.

Selected recent drill intersections from Detour Lake are set out in the composite longitudinal section below and in a table in the Appendix.

[Detour Lake – Composite Longitudinal Section]

The Company also has a regional exploration program underway at Detour Lake, with $3.7 million budgeted in 2026 for 10,000 metres of drilling that will include condemnation drilling of planned and proposed infrastructure.

Upper Beaver – Potential for 200,000 to 225,000 ounces of annual gold production and 3,600 tonnes of copper

Located approximately 20 kilometres from the Company's Macassa mine, the Upper Beaver project is envisioned as a standalone mine and mill, with the potential to produce 200,000 to 225,000 ounces of gold and 3,600 tonnes of copper per year, based on a planned mining and milling rate of 5,000 tpd.

Development activities continued to advance ahead of schedule in the first quarter of 2026, with the exploration ramp advancing by 514 metres and reaching a depth of 108 metres, and the shaft reaching a depth of 382 metres as at March 31, 2026.

During the first quarter of 2026, a high-intensity exploration drilling program at a 20-metre spacing focused on a portion of the Upper Beaver deposit between approximately 500 to 600 metres depth that is dominated by vein systems that are representative of the larger deposit. The primary objective of the high-intensity drilling is to validate the mineral resource model and assess grade-variability within the most representative geological zones of the Upper Beaver deposit. This high-intensity drilling program is expected to complement the planned bulk sample at the 760-metre level and has the potential to bring forward initial production to early 2030.

More than half of the high-intensity drilling program has been completed, starting with Zone 201 and continuing into Zone 107.

Recent highlights from Zone 201 include hole KLUB26-913A intersecting 4.5 g/t gold and 1.07% copper over 4.2 metres at 531 metres depth; hole KLUB26-881W3 intersecting 7.9 g/t gold and 0.98% copper over 6.4 metres at 555 metres depth; hole KLUB26-881W5 intersecting 18.3 g/t gold and 1.19% copper over 2.9 metres at 584 metres depth. In Zone 107, highlight hole KLUB26-915A intersected 45.5 g/t gold and 0.21% copper over 0.9 metres at 535 metres depth.

Selected recent drill intersections from Upper Beaver are set out in the composite longitudinal section below and in a table in the Appendix.

[Upper Beaver – Composite Cross and Longitudinal Sections]

Hope Bay – Potential for 400,000 to 425,000 ounces of annual gold production

In the first quarter of 2026, the Company advanced site preparations to support a potential project redevelopment, including upgrades to camp facilities, with installation of a third camp wing ongoing. During the quarter, the Company focused on completing a technical evaluation for the potential redevelopment, advancing detailed engineering to approximately 55% completion, and progressing planning and procurement activities for the upcoming sealift season, in advance of a potential redevelopment decision expected in May 2026.

In the first quarter of 2026, excavation of the Naartok East exploration ramp at Madrid advanced by 638 metres and reached a depth of 111 metres as of March 31, 2026. In 2026, the exploration ramp will continue to advance for a total of 3.3 kilometers to a depth of 185 metres to facilitate infill and expansion drilling along the Madrid zones. At Patch 7, excavation of the portal boxcut for the dedicated exploration ramp was completed and preparation for ground support activities are underway.

San Nicolás Copper Project (50/50 joint venture with Teck Resources Limited)

Regulatory decisions for the MIA-R (Environmental Impact Assessment) and ETJ (Land Use Change) permits are pending. In the first quarter of 2026, Minas de San Nicolás continued to advance engineering on critical infrastructure to increase confidence in the feasibility study, further de-risk the execution strategy and position the project for a potential sanction decision, subject to receipt of permits. As at March 31, 2026, more than 40% of engineering had been completed, with progress expected to reach approximately 50% by mid-2026.

During the quarter, drilling activities also progressed, focusing on condemnation drilling and geological evaluation near the projected mine area.

First Quarter 2026 Operating Results

Regional operating statistics and highlights for the first quarter of 2026 are set out below. See the MD&A under the caption "Financial and Operating Results" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year period.

ABITIBI REGION, QUEBEC

First Production Achieved at East Gouldie; Strong Operational Performance at Akasaba West; Automation Initiatives Continue to Advance at LaRonde

Abitibi Quebec – Operating Statistics

Three Months Ended March 31, 2026	LaRonde		Canadian Malartic		Goldex		Consolidated Abitibi Quebec
Tonnes of ore milled (thousands)		776		4,707		813		6,296
Tonnes of ore milled per day		8,622		52,300		9,033		69,955
Gold grade (g/t)		3.55		1.20		1.35		1.51
Gold production (ounces)		81,596		166,216		29,372		277,184
Production costs per tonne (C$)	C$	156	C$	38	C$	68	C$	56
Minesite costs per tonne (C$)	C$	175	C$	50	C$	64	C$	67
Production costs per ounce		$1,079		$782		$1,362		$931
Total cash costs per ounce		$1,027		$998		$915		$998

Regional Highlights

•	Gold production in the quarter was higher than planned primarily as a result of higher grades and ore tonnes at the Barnat pit at Canadian Malartic. The higher gold grades and ore tonnes were a result of the continued mining of mineralized zones near historical underground stopes in the Barnat pit

•	At LaRonde, production was affected by mining sequence adjustments, as delays at the East Mine were offset by higher tonnes from LaRonde Zone 5 ("LZ5") and Zone 11-3, resulting in lower gold grades than planned for the quarter

•	At LaRonde, the Company continued its automation initiatives with approximately 26% of the ore mucked using automated loaders during the quarter. The Company began testing hauling of ore with autonomous trucks from level 317 to level 290 in the East mine

•	At Odyssey, East Gouldie first production via ramp was achieved in March 2026, three months ahead of schedule. Gold production was in line with plan at approximately 27,400 ounces

•	At Goldex, strong productivity at the Akasaba open pit resulted in higher ore tonnes and a higher percentage of ore from Akasaba processed at the mill during the quarter

•	At LaRonde, a 10-day shutdown is scheduled in the second quarter of 2026 to replace the liners at the SAG mill and to complete maintenance of the drystack filtration plant and flotation circuit. Canadian Malartic has four-day quarterly shutdowns planned in 2026 for regular maintenance at the mill. Goldex has two to three-day quarterly shutdowns planned for regular maintenance at the mill.

•	An update on Odyssey and the "fill-the-mill" strategy is set out in the Key Value Drivers – Building the Next Phase of Growth section above

ABITIBI REGION, ONTARIO

Strong Production at Detour Lake Driven by Higher Grades and Strong Mill Operating Performance; Record Quarterly Mill Throughput at Macassa

Abitibi Ontario – Operating Statistics

Three Months Ended March 31, 2026	Detour Lake		Macassa		Consolidated Abitibi Ontario
Tonnes of ore milled (thousands)		6,748		149		6,897
Tonnes of ore milled per day		74,978		1,656		76,634
Gold grade (g/t)		0.90		11.92		1.14
Gold production (ounces)		177,019		55,593		232,612
Production costs per tonne (C$)	C$	34	C$	670	C$	48
Minesite costs per tonne (C$)	C$	36	C$	660	C$	49
Production costs per ounce		$951		$1,303		$1,035
Total cash costs per ounce		$974		$1,256		$1,041

Regional Highlights

•	Gold production for the quarter was in line with plan. Strong production at Detour Lake, driven by a higher grade sequence and a strong mill performance, offset lower tonnes processed at Macassa. Despite milling fewer tonnes than expected at Macassa, the mill achieved record quarterly throughput of 149,000 tonnes

•	At Detour Lake, a record 29.5 million tonnes of ore and waste were extracted from the open pit, despite seasonal weather interruptions, driven by higher availability and productivity of the hauling fleet. Mill performance remained strong, with runtime reaching a record level for a first quarter of approximately 92.5% and mill recovery of 90.9%, both higher than anticipated

•	At Macassa, planned production was affected primarily by challenges with the paste plant and the paste distribution system during the quarter. The reliability of the existing paste plant was insufficient to support the increased mining rate, exacerbated by extreme cold temperatures. These issues are expected to be resolved with the commissioning of the new paste plant, with a design capacity of approximately 3,600 tpd, which remains on track for the second quarter of 2026. The new paste plant and distribution system are required to support the planned ramp-up of the mining and milling rate to 2,040 tpd by the end of 2026

•	The Company received approval during the quarter for a permit amendment allowing ore from the AK deposit to be processed at the LZ5 processing facility at LaRonde. Trucking of ore from the AK deposit to the LZ5 facility commenced in April 2026, with milling expected to begin in the second quarter of 2026. Production from the AK deposit is forecast to be approximately 40,000 ounces of gold in 2026

•	Detour Lake has scheduled shutdowns for regular mill maintenance in the second and fourth quarters of 2026, each lasting seven days. Macassa has scheduled a 5-day shutdown in the third quarter of 2026 for the replacement of the primary grinding mill liner, the annual overhaul of the crusher and other regular mill maintenance

•	Updates on the Detour Lake underground and Upper Beaver projects are set out in the Key Value Drivers – Building the Next Phase of Growth section above

NUNAVUT

Solid Performance at Meliadine Despite Weather Conditions; Higher Grade Delivers Strong Gold Production at Meadowbank

Nunavut – Operating Statistics

Three Months Ended March 31, 2026	Meliadine		Meadowbank		Consolidated Nunavut
Tonnes of ore milled (thousands)		558		1,099		1,657
Tonnes of ore milled per day		6,200		12,211		18,411
Gold grade (g/t)		5.48		3.56		4.21
Gold production (ounces)		93,831		113,862		207,693
Production costs per tonne (C$)	C$	231	C$	230	C$	230
Minesite costs per tonne (C$)	C$	270	C$	158	C$	196
Production costs per ounce		$997		$1,613		$1,335
Total cash costs per ounce		$1,162		$1,080		$1,117

Regional Highlights

•	Gold production in the quarter was higher than planned primarily as a result of higher than anticipated grades at Meadowbank, partially offset by lower throughput at Meliadine due to challenging weather conditions

•	At Meliadine, open pit operations were temporarily affected by adverse weather conditions. Underground development delivered strong results, with lateral development exceeding plan and achieving a quarterly record of 4,114 metres

•	At Meadowbank, the mill delivered strong throughput during the quarter, supported by higher than anticipated total tonnes mined from the open pit operations and stockpile processing. Gold grades were higher, reflecting a change in mining sequence and the processing of higher-grade stockpiles

•	Meliadine has scheduled a four to five day shutdown for regular mill maintenance in the third quarter of 2026 . Meadowbank has scheduled shutdowns in the second and fourth quarters of 2026, each lasting five days, to replace the SAG and ball mill liners and complete other regular mill maintenance

•	An update on Hope Bay is set out in the Key Value Drivers – Building the Next Phase of Growth section above

AUSTRALIA

Strong Performance at the Phoenix Zone Drives Higher Grades and Throughput

Fosterville – Operating Statistics

	Three Months Ended March 31, 2026
Tonnes of ore milled (thousands)		216
Tonnes of ore milled per day		2,400
Gold grade (g/t)		6.31
Gold production (ounces)		41,443
Production costs per tonne (A$)	A$	308
Minesite costs per tonne (A$)	A$	316
Production costs per ounce		$1,098
Total cash costs per ounce		$1,123

Highlights

•	Gold production in the quarter was higher than planned driven by higher mill throughput and higher gold grades primarily as a result positive grade reconciliation. Higher throughput was also achieved at the mill primarily due to strong underground performance, with additional development metres and ore tonnes than planned from the Phoenix zone

•	The Company is implementing an upgrade of the primary ventilation system to sustain the mining rate in the Lower Phoenix zones in future years. Major fan components have been installed underground and electrical installation is ongoing. Commissioning is now expected to be completed in the second quarter of 2026

•	Fosterville has scheduled quarterly 5-day shutdowns for regular mill maintenance in 2026

FINLAND

Optimization Initiatives Continue to Drive Strong Underground Mining Performance; Proposed CLGB Consolidation Envisions a Multi-Decade, Multi-Asset Platform

Kittila – Operating Statistics

Three Months Ended March 31, 2026
Tonnes of ore milled (thousands)	448
Tonnes of ore milled per day	4,978
Gold grade (g/t)	4.19
Gold production (ounces)	48,527
Production costs per tonne (€)	€129
Minesite costs per tonne (€)	€122
Production costs per ounce	$1,401
Total cash costs per ounce	$1,313

Highlights

•	Gold production in the quarter was below plan, driven primarily by lower mill throughput and recovery, partially offset by higher grades. Mill performance was affected by an external power outage in January and an unplanned three-day shutdown in March related to the mechanical failure of the counter current decantation tank mixer. Higher gold grades reflect positive grade reconciliation

•	Mill recovery remained lower than planned at 81%, as the Company continues to advance several improvement initiatives, including the optimization of reagent dosage based on feed blend, the addition of new instrumentation at the autoclave for process optimization and pilot testing of heated leach plant

•	Underground operations delivered strong performance during the quarter, with development and ore production exceeding plan. The mine continues to achieve productivity gains, reflecting sustained improvement initiatives implemented over the past year

•	Kittila has scheduled a 17-day shutdown for regular maintenance on the mill and autoclave relining in the fourth quarter of 2026

•	On April 20, 2026, the Company announced a comprehensive consolidation of properties in the CLGB of Northern Finland through the announced acquisitions of Rupert and Aurion and the acquisition of the 70% interest in Fingold Ventures Ltd. held by B2Gold (the other 30% is held by Aurion). Through these transactions, the Company expects to consolidate a highly prospective 2,492 km2 land package encompassing the Kittila mine, the advanced Ikkari exploration project, and substantial exploration upside across multiple targets, including several recent discoveries

MEXICO

Strong Mill Throughput Driven by Solid Operational Performance at Sinter

Pinos Altos – Operating Statistics	Three Months Ended March 31, 2026
Tonnes of ore milled (thousands)	427
Tonnes of ore milled per day	4,744
Gold grade (g/t)	1.36
Gold production (ounces)	17,650
Production costs per tonne	$155
Minesite costs per tonne	$136
Production costs per ounce	$3,746
Total cash costs per ounce	$2,311

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada's largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. The Company is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

About this News Release

Unless otherwise stated, references to "Canadian Malartic", "Goldex", "LaRonde" and "Meadowbank" are to the Company's operations at the Canadian Malartic complex, the Goldex complex, the LaRonde complex and the Meadowbank complex, respectively. The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining and processing operations at LZ5. The Meadowbank complex consists of the milling and processing operations at the Meadowbank mine and the mining operations at the Amaruq open pit and underground mines. References to other operations are to the relevant mines, projects or properties, as applicable.

When used in this news release, the terms "including" and "such as" mean including and such as, without limitation.

The information contained on any website linked to or referred to herein (including the Company's website) is not part of this news release.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures, including "total cash costs per ounce", "minesite costs per tonne", "all-in sustaining costs per ounce" (or "AISC per ounce"), "adjusted net income", "adjusted net income per share", "cash provided by operating activities before changes in non-cash components of working capital", "cash provided by operating activities before changes in non-cash components of working capital per share", "EBITDA" which means earnings before interest, taxes, depreciation and amortization, "adjusted EBITDA", "free cash flow", "free cash flow before changes in non-cash components of working capital", "operating margin", "capital expenditures", "sustaining capital expenditures", "development capital expenditures", "sustaining capitalized exploration", "development capitalized exploration" and "net cash (debt)", as well as, for certain of these measures their related per share ratios that are not standardized measures under IFRS Accounting Standards. These measures may not be comparable to similar measures reported by other gold producers and should be considered together with other data prepared in accordance with IFRS Accounting Standards. See below for a reconciliation of these measures to the most directly comparable financial information reported in the condensed interim consolidated financial statements for the three months ended March 31, 2026 (the "First Quarter Financial Statements") prepared in accordance with IFRS Accounting Standards. Adjustments that are not applicable in respect of the periods for which reconciliations are provided are not shown in the quantitative reconciliation.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

Total Cash Costs per Ounce

Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported either on a by-product basis (deducting the impact of by-product metals from production costs to isolate the cost of producing an ounce of gold) and, where indicated, on a co-product basis (without deducting the impact of by-product metals). Total cash costs per ounce on a by-product basis are calculated by adjusting production costs as recorded in the First Quarter Financial Statements for (i) the impact of by-products, (ii) inventory production costs, (iii) the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, (iv) realized gains and losses on hedges of production costs, (v) in-kind royalty costs, and (vi) smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. For periods commencing on or after January 1, 2026, the Company also adjusts production costs for the NTI Payment (as discussed further below), which adjustment only affects this non-GAAP measure only insofar as the measure includes costs from Meadowbank (that is, for Meadowbank, the Nunavut region and the consolidated Company). The Company's calculation of total cash costs per ounce for other mines and regions that do not include Meadowbank are not affected by this change.

The NTI Payment is the payment to Nunavut Tunngavik Inc. ("NTI") under the Company's mineral production lease in respect of the Amaruq mine at Meadowbank, which is a royalty based on net profits, subject to a minimum profit margin ("NTI Payment"). NTI is the body that represents the Inuit of Nunavut under the Nunavut Land Claims Agreement and holds the subsurface mineral rights on certain parcels of Inuit owned land, including at the Amaruq mine. The royalty payments under the mining leases with NTI are based on net profits at the mine, subject to a cap on allowable costs as a percentage of gross revenue. At mines located on lands in Nunavut where the subsurface mineral rights are not held by NTI (whether or not on Inuit owned lands), the Crown holds the subsurface mineral rights and imposes a net profits royalty (the "Crown royalty") under the Nunavut Mining Regulations (the "NMR"). The Company does not include the Crown royalty in its calculations of total cash costs per ounce and certain other of its non-GAAP measures as the Company classifies these costs as an income tax for financial statement purposes in accordance with IFRS Accounting Standards and income taxes are generally excluded from the calculation of such non-GAAP measures. The Crown royalty is not applicable where NTI is the holder of the subsurface mineral rights. Where NTI is holder of the subsurface mineral rights, the Company instead is required to make the payment under the mining leases with NTI, which the Company views as having similar characteristics to the payments under the Crown royalty. Accordingly, to ensure comparability across the Company's mines in Nunavut, the Company revised its calculation of such non-GAAP measures to also adjust for the NTI Payment where applicable. In this news release, total cash costs per ounce for periods that commenced prior to January 1, 2026 have been calculated using this revised methodology.

Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as the total cash costs per ounce on a by-product basis, except that the impact of by-product metals is not deducted. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production of by-product metals.

Total cash costs per ounce is intended to provide investors information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

In this news release, unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) gold is the Company's primary product and source of substantially all its revenues, (ii) the Company mines ore, which may contain gold, silver, zinc, copper and other metals, and the Company believes that isolating the cost of producing gold is a more meaningful measure of operating performance, (iii) it is a method used by management and the Board to monitor operations, and (iv) many other gold producers disclose similar measures on a by-product rather than a co-product basis.

Minesite Costs per Tonne

Minesite costs per tonne are calculated by adjusting production costs as recorded in the First Quarter Financial Statements for (i) inventory production costs, (ii) in-kind royalty costs, and (iii) smelting, refining and marketing charges, and then dividing by tonnage of ore processed. For periods commencing on or after January 1, 2026, the Company also adjusts production costs for the NTI Payment (as discussed above in "Total Cash Costs per Ounce"), which adjustment only affects minesite costs per tonne at Meadowbank and for the Nunavut region. The Company's calculation of minesite costs per tonne for other mines and regions other than the Nunavut region are not affected by this change. In this news release, minesite costs for periods that commenced prior to January 1, 2026 have been calculated using this revised methodology.

As the total cash costs per ounce can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. For the reasons noted above in respect of revisions to the composition of total cash costs per ounce, for the purposes of calculating this non-GAAP measure, the Company now adjusts production costs for the amount of the NTI Payment. The Company believes that this revision is helpful to both management and investors as it better reflects the cost performance at the Amaruq mine at Meadowbank and makes the reported measure more comparable across all of the Company's mines. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS Accounting Standards.

The following table sets out the production costs per minesite for the three months ended March 31, 2026 and March 31, 2025, as presented in the First Quarter Financial Statements in accordance with IFRS Accounting Standards.

Total Production Costs by Mine

	Three Months Ended March 31,
(thousands of United States dollars)	2026	2025
LaRonde	88,008	86,644
Canadian Malartic	129,946	119,289
Goldex	39,999	34,656
Quebec	257,953	240,589
Detour Lake	168,379	134,946
Macassa	72,465	49,826
Ontario	240,844	184,772
Meliadine	93,559	83,822
Meadowbank	183,615	126,967
Nunavut	277,174	210,789
Fosterville	45,493	33,040
Australia	45,493	33,040
Kittila	68,009	55,833
Finland	68,009	55,833
Pinos Altos	66,114	42,710
Mexico	66,114	42,710
Production costs per the First Quarter Financial Statements	$955,587	$767,733

The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs for the three months ended March 31, 2026 and March 31, 2025, exclusive of amortization, as presented in the First Quarter Financial Statements in accordance with IFRS Accounting Standards.

Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine

Three Months Ended March 31, 2026

(United States dollars in thousands, except per ounce measures or as otherwise noted)

Mine	Payable gold production (ounces)(i)	Production costs	Production costs per ounce	Inventory adjustments (ii)	Realized (gains) and losses on hedges	In-kind royalty costs and NTI Payment (iii)	Smelting, refining and marketing charges	Total cash costs per ounce (co-product basis)	Impact of by-product metals	Total cash costs per ounce (by-product basis)
LaRonde	81,596	88,008	1,079	17,164	(323)	—	3,271	1,325	(24,299)	1,027
Canadian Malartic	166,216	129,946	782	4,777	(705)	37,309	945	1,036	(6,462)	998
Goldex	29,372	39,999	1,362	(1,852)	(119)	—	1,052	1,331	(12,217)	915
Quebec	277,184	257,953	931	20,089	(1,147)	37,309	5,268	1,153	(42,978)	998
Detour Lake	177,019	168,379	951	(9,663)	(1,032)	17,369	921	994	(3,531)	974
Macassa	55,593	72,465	1,303	(7,071)	(303)	5,929	59	1,279	(1,264)	1,256
Ontario	232,612	240,844	1,035	(16,734)	(1,335)	23,298	980	1,062	(4,795)	1,041
Meliadine	93,831	93,559	997	16,333	(370)	—	136	1,169	(631)	1,162
Meadowbank	113,862	183,615	1,613	(6,070)	(460)	(51,283)	160	1,106	(3,022)	1,080
Nunavut	207,693	277,174	1,335	10,263	(830)	(51,283)	296	1,134	(3,653)	1,117
Fosterville	41,443	45,493	1,098	1,781	(814)	—	68	1,123	—	1,123
Australia	41,443	45,493	1,098	1,781	(814)	—	68	1,123	—	1,123
Kittila	48,527	68,009	1,401	(4,052)	(11)	—	(27)	1,317	(187)	1,313
Finland	48,527	68,009	1,401	(4,052)	(11)	—	(27)	1,317	(187)	1,313
Pinos Altos	17,650	66,114	3,746	(7,244)	(876)	—	1,100	3,348	(18,313)	2,311
Mexico	17,650	66,114	3,746	(7,244)	(876)	—	1,100	3,348	(18,313)	2,311
Consolidated	825,109	955,587	1,158	4,103	(5,013)	9,324	7,685	1,178	(69,926)	1,093

Notes:

(i)	Gold production for the period ended March 31, 2026 excludes 418 ounces of payable production of gold at La India and 76 ounces of payable production of gold at Creston Mascota , which were produced from residual leaching.

(ii)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended March 31, 2026 is $3.6 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)	In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see "Total Cash Costs per Ounce".

Three Months Ended March 31, 2025
(United States dollars in thousands, except per ounce measures or as otherwise noted)

Mine	Payable gold production (ounces)(i)	Production costs	Production costs per ounce	Inventory adjustments (ii)	Realized (gains) and losses on hedges	In-kind royalty costs and NTI Payment (iii)	Smelting, refining and marketing charges	Total cash costs per ounce (co-product basis)	Impact of by-product metals	Total cash costs per ounce (by-product basis)
LaRonde	91,491	86,644	947	(4,748)	713	—	2,779	933	(17,222)	745
Canadian Malartic	159,773	119,289	747	5,395	1,136	24,588	270	943	(2,589)	927
Goldex	30,016	34,656	1,155	108	301	—	967	1,200	(7,249)	959
Quebec	281,280	240,589	855	755	2,150	24,588	4,016	967	(27,060)	871
Detour Lake	152,838	134,946	883	(364)	878	8,700	1,303	952	(888)	946
Macassa	86,028	49,826	579	1,864	719	3,534	87	651	(501)	645
Ontario	238,866	184,772	774	1,500	1,597	12,234	1,390	844	(1,389)	838
Meliadine	98,512	83,822	851	5,859	892	—	84	920	—	920
Meadowbank	140,126	126,967	906	(1,663)	1,158	(7,418)	35	850	(750)	844
Nunavut	238,638	210,789	883	4,196	2,050	(7,418)	119	879	(750)	876
Fosterville	43,615	33,040	758	2,520	—	—	16	816	(114)	813
Australia	43,615	33,040	758	2,520	—	—	16	816	(114)	813
Kittila	54,104	55,833	1,032	(1,106)	174	—	(56)	1,014	(113)	1,012
Finland	54,104	55,833	1,032	(1,106)	174	—	(56)	1,014	(113)	1,012
Pinos Altos	17,291	42,710	2,470	2,200	114	—	259	2,619	(7,762)	2,170
Mexico	17,291	42,710	2,470	2,200	114	—	259	2,619	(7,762)	2,170
Consolidated	873,794	767,733	879	10,065	6,085	29,404	5,744	938	(37,188)	895

Notes:

(i)	Gold production for the three months ended March 31, 2025 excludes 1,811 ounces of payable production of gold at La India and 25 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended March 31, 2025 is $1.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)	In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see "Total Cash Costs per Ounce".

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

Three Months Ended March 31, 2026

(thousands, except per tonne measures or as otherwise noted)

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty and NTI Payment in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde	776	$88,008	C$	121,027	C$	156	C$	23,633	C$	—	C$	(9,224)	C$	175
Canadian Malartic	4,707	$129,946	C$	178,822	C$	38	C$	1,444	C$	51,224	C$	4,986	C$	50
Goldex	813	$39,999	C$	55,053	C$	68	C$	(2,653)	C$	—	C$	—	C$	64
Quebec	6,296	$257,953	C$	354,902	C$	56	C$	22,424	C$	51,224	C$	(4,238)	C$	67
Detour Lake	6,748	$168,379	C$	231,062	C$	34	C$	(13,326)	C$	23,834	C$	—	C$	36
Macassa	149	$72,465	C$	99,773	C$	670	C$	(9,684)	C$	8,208	C$	—	C$	660
Ontario	6,897	$240,844	C$	330,835	C$	48	C$	(23,010)	C$	32,042	C$	—	C$	49
Meliadine	558	$93,559	C$	128,710	C$	231	C$	22,173	C$	—	C$	—	C$	270
Meadowbank	1,099	$183,615	C$	252,761	C$	230	C$	(8,366)	C$	(70,816)	C$	—	C$	158
Nunavut	1,657	$277,174	C$	381,471	C$	230	C$	13,807	C$	(70,816)	C$	—	C$	196
Fosterville	216	$45,493	A$	66,470	A$	308	A$	1,871	A$	—	A$	—	A$	316
Australia	216	$45,493	A$	66,470	A$	308	A$	1,871	A$	—	A$	—	A$	316
Kittila	448	$68,009		€57,890		€129		€(3,365)		€—		€—		€122
Finland	448	$68,009		€57,890		€129		€(3,365)		€—		€—		€122
Pinos Altos	427	$66,114		$66,114		$155		$(8,119)		$—		$—		$136
Mexico	427	$66,114		$66,114		$155		$(8,119)		$—		$—		$136

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended March 31, 2026 is C$5.0 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)	In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see "Minesite Costs per Tonne".

Three Months Ended March 31, 2025

(thousands, except per tonne measures or as otherwise noted)

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs (local currency)		Production costs per tonne (local currency)		Inventory adjustments (local currency)(i)		In-kind royalty costs (local currency)(ii)		Smelting, refining and marketing charges (local currency)		Minesite costs per tonne (local currency)
LaRonde	675	$86,644	C$	123,759	C$	183	C$	(6,151)	C$	—	C$	(6,147)	C$	165
Canadian Malartic	4,865	$119,289	C$	169,263	C$	35	C$	7,950	C$	35,400	C$	—	C$	44
Goldex	792	$34,656	C$	49,499	C$	63	C$	331	C$	—	C$	—	C$	63
Quebec	6,332	$240,589	C$	342,521	C$	54	C$	2,130	C$	35,400	C$	(6,147)	C$	59
Detour Lake	6,630	$134,946	C$	191,633	C$	29	C$	13	C$	12,555	C$	—	C$	31
Macassa	148	$49,826	C$	71,459	C$	483	C$	2,692	C$	5,108	C$	—	C$	536
Ontario	6,778	$184,772	C$	263,092	C$	39	C$	2,705	C$	17,663	C$	—	C$	42
Meliadine	558	$83,822	C$	118,780	C$	213	C$	8,727	C$	—	C$	—	C$	229
Meadowbank	1,037	$126,967	C$	179,936	C$	174	C$	(2,425)	C$	(10,697)	C$	—	C$	161
Nunavut	1,595	$210,789	C$	298,716	C$	187	C$	6,302	C$	(10,697)	C$	—	C$	185
Fosterville	163	$33,040	A$	51,973	A$	319	A$	4,181	A$	—	A$	—	A$	345
Australia	163	$33,040	A$	51,973	A$	319	A$	4,181	A$	—	A$	—	A$	345
Kittila	522	$55,833		€53,143		€102		€(1,362)		€—		€—		€99
Finland	522	$55,833		€53,143		€102		€(1,362)		€—		€—		€99
Pinos Altos	381	$42,710		$42,710		$112		$2,314		$—		$—		$118
Mexico	381	$42,710		$42,710		$112		$2,314		$—		$—		$118

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended March 31, 2025 is C$1.5 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)	In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see "Minesite Costs per Tonne".

All-in sustaining costs per ounce

All-in sustaining costs per ounce (also referred to as "AISC per ounce") on a by-product basis is calculated as the aggregate of (i) total cash costs on a by-product basis, (ii) sustaining capital expenditures (including capitalized exploration), (iii) general and administrative expenses (including stock option expense), (iv) lease payments related to sustaining assets and (v) reclamation expenses, each as measured on a per ounce of production basis. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce on a co-product basis is calculated in the same manner as AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning the impact of by-product metals is not deducted. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. In this news release, unless otherwise indicated, all-in sustaining costs per ounce is reported on a by-product basis (see "Total Cash Costs per Ounce" for a discussion of regarding the Company's use of by-product basis reporting). For periods commencing on or after January 1, 2026, the Company revised the composition of certain of its non-GAAP performance measures, including "all-in sustaining costs per ounce", to adjust for the NTI Payments, that is, payments made to NTI under the Company's mineral production leases in respect of the Amaruq mine at Meadowbank. This revised composition aligns with changes made to the calculation of "total cash costs per ounce", discussed above in "Total Cash Costs per Ounce". For the reasons outlined above in respect of the change to the composition of "total cash costs per ounce", the Company believes that this revision to the composition of AISC per ounce is helpful to both management and investors as it better reflects the cost performance at the Amaruq mine at Meadowbank and conforms the calculations of costs used across all of the Company's mines.

Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides useful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne, as this measure is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards.

The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council ("WGC") in 2018, except in aspect of its treatment of the NTI Payment at Meadowbank. As discussed above, the Company views the NTI Payments as having similar characteristics to the Crown royalty, which is treated as income tax under IFRS Accounting Standards and therefore excluded from the Company's AISC calculations. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.

The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce for the three months ended March 31, 2026 and March 31, 2025 on both a by-product basis (deducting the impact of by-product metals from production costs) and a co-product basis (without deducting the impact of by-product metals from production costs).

(United States dollars per ounce, except where noted)

	Three Months Ended March 31,
	2026	2025
Production costs per the First Quarter Financial Statements (thousands of United States dollars)	$955,587	$767,733
Gold production (ounces)(i)	825,109	873,794
Production costs per ounce	$1,158	$879
Adjustments:
Inventory adjustments(ii)	6	11
In-kind royalty and NTI Payments(iii)	11	34
Realized gains and losses on hedges of production costs	(6)	7
Smelting, refining, and marketing charges	9	7
Total cash costs per ounce (co-product basis)	$1,178	$938
Impact of by-product metals	(85)	(43)
Total cash costs per ounce (by-product basis)	$1,093	$895
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	243	196
General and administrative expenses (including stock option expense)	94	69
Non-cash reclamation provision and sustaining leases(iv)	53	15
All-in sustaining costs per ounce (by-product basis)	$1,483	$1,175
Impact of by-product metals	85	43
All-in sustaining costs per ounce (co-product basis)	$1,568	$1,218

Notes:

(i) Gold production for the three months ended March 31, 2026 and 2025 excludes 418 ounces and 1,811 ounces of payable production of gold at La India and 76 ounces and 25 ounces of payable production at Creston Mascota, respectively, which were produced from residual leaching.

(ii) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic is $3.6 million and $1.1 million for the three months ended March 31 2026 and 2025 respectively, associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii) In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of all-in sustaining costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see "Total Cash Costs per Ounce". (iv) Sustaining leases are lease payments related to sustaining assets.

Adjusted net income

Adjusted net income is calculated by adjusting the net income as recorded in the First Quarter Financial Statements for the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for certain non-recurring, unusual and other items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance, transaction costs related to acquisitions, revaluation gains and losses, environmental remediation charges, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments, self insurance losses, gains and losses on the sale of non-strategic properties, multi-year donations, disposal of supplies inventory at non-operating sites, and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis.

The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company's continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.

The following table sets out the calculation of adjusted net income for the three months ended March 31, 2026, and March 31, 2025.

(thousands)

	Three Months Ended March 31,
	2026	2025
Net income for the period	$1,695,461	$814,731
Foreign currency translation gain	(733)	(60)
Gain on derivative financial instruments	(4,700)	(68,859)
Environmental remediation	13,970	7,730
Net loss on disposal of property, plant and equipment	10,239	5,646
Purchase price allocation to inventory(i)	(3,641)	1,068
Impairment loss(ii)	—	10,554
Income and mining taxes adjustments(iii)	(4,840)	(703)
Adjusted net income for the period	$1,705,756	$770,107

Notes:

(i) As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired is estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value adjustment to the carrying value of inventories acquired. These non-cash fair value adjustments which affected the cost of inventory sold during the period and are not representative of ongoing operations, were removed from net income in the calculation of adjusted net income.

(ii) Relates to the Company's ownership percentage of an impairment loss recorded by an associate.

(iii) Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and adjusted EBITDA

EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the First Quarter Financial Statements.

Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for certain non-recurring, unusual and other items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance, non-recurring, unusual and other transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments, self insurance losses, gains and losses on the sale of non-strategic properties, multi-year donations, and disposal of supplies inventory at non-operating sites.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash-generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company's continuing cash-generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash-generating capability of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.

The following table sets out the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2026 and March 31, 2025.

(thousands)

	Three Months Ended March 31,
	2026	2025
Net income for the period	$1,695,461	$814,731
Finance costs	15,756	22,444
Amortization of property, plant and mine development	420,266	416,800
Income and mining tax expense	864,163	379,840
EBITDA	2,995,646	1,633,815
Foreign currency translation gain	(733)	(60)
Gain on derivative financial instruments	(4,700)	(68,859)
Environmental remediation	13,970	7,730
Net loss on disposal of property, plant and equipment	10,239	5,646
Purchase price allocation to inventory(i)	(3,641)	1,068
Impairment loss(ii)	—	10,554
Adjusted EBITDA	$3,010,781	$1,589,894

Notes:

(i) As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired is estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value adjustment to the carrying value of inventories acquired. These non-cash fair value adjustments which affected the cost of inventory sold during the period and are not representative of ongoing operations, were removed from net income in the calculation of adjusted net income.

(ii) Relates to the Company's ownership percentage of an impairment loss recorded by an associate.

Cash provided by operating activities before changes in non-cash components of working capital and its per share ratio

Cash provided by operating activities before changes in non-cash components of working capital is calculated by adjusting the cash provided by operating activities as shown in the First Quarter Financial Statements for the effects of changes in non-cash components of working capital such as income taxes, inventories, other current assets, accounts payable and accrued liabilities and interest payable. The per share ratio is calculated by dividing cash provided by operating activities before changes in non-cash components of working capital by the weighted average number of shares outstanding on a basic basis. The Company believes that changes in working capital can be volatile due to numerous factors, including the timing of payments. Management uses these measures to, and believes they are useful to investors so they can, assess the underlying operating cash flow performance and future operating cash flow generating capabilities of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards. A reconciliation of these measures to the nearest IFRS Accounting Standards measure is provided below.

Free cash flow and free cash flow before changes in non-cash components of working capital

Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the First Quarter Financial Statements.

Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company's ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company's financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS Accounting Standards to, and believes it is useful to investors so they can, understand and monitor the cash-generating ability of the Company.

The following table sets out the calculation of free cash flow and free cash flow before changes in non-cash components of working capital for the three months ended March 31, 2026 and March 31, 2025.

(thousands, except where noted)

	Three Months Ended March 31,
	2026	2025
Cash provided by operating activities	$1,345,868	$1,044,246
Additions to property, plant and mine development	(613,749)	(450,124)
Free cash flow	732,119	594,122
Changes in income taxes	989,080	176,739
Changes in inventory	(36,800)	(30,917)
Changes in other current assets	11,014	(31,390)
Changes in accounts payable and accrued liabilities	(77,800)	50,712
Free cash flow before changes in non-cash components of working capital	$1,617,613	$759,266
Additions to property, plant and mine development	613,749	450,124
Cash provided by operating activities before changes in non-cash components of working capital	$2,231,362	$1,209,390

Cash provided by operating activities per share - basic	$2.69	$2.08
Cash provided by operating activities before changes in non-cash components of working capital per share - basic	$4.46	$2.41

Free cash flow per share - basic	$1.46	$1.18
Free cash flow before changes in non-cash components of working capital per share - basic	$3.23	$1.51

Operating margin

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the First Quarter Financial Statements, the Company adds the following items to the operating margin: amortization of property, plant and mine development; exploration and corporate development expenses; general and administrative expenses; finance costs; gain (loss) on derivative financial instruments; foreign currency translation (gain) loss; care and maintenance expenses; other income and expenses; income and mining taxes expense; revaluation gain and impairment losses (reversals). The Company believes that operating margin is a helpful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, such as amortization of property, plant and mine development, exploration and corporate development expenses, general and administrative expenses, finance costs, gains and losses on derivative financial instruments, foreign currency translation gains and losses, care and maintenance expenses, other income and expenses and income and mining taxes expense. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is helpful to investors as it provides them with additional information about the Company's underlying operating results, though it should be evaluated in conjunction with other data prepared in accordance with IFRS Accounting Standards.

The following table sets out the calculation of operating margin for the three months ended March 31, 2026 and March 31, 2025.

(thousands)

	Three Months Ended March 31,
	2026	2025
Net income for the period	$1,695,461	$814,731
Amortization of property, plant and mine development	420,266	416,800
Exploration and corporate development	52,556	41,805
General and administrative	77,850	60,709
Finance costs	15,756	22,444
Gain on derivative financial instruments	(4,700)	(68,859)
Foreign currency translation gain	(733)	(60)
Care and maintenance	22,596	13,901
Other income and expenses	787	19,204
Income and mining taxes expense	864,163	379,840
Operating margin	$3,144,002	$1,700,515

Capital expenditures

Capital expenditures are calculated by deducting working capital adjustments from additions to property, plant and mine development per the First Quarter Financial Statements.

Capital expenditures are classified into sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration. Sustaining capital expenditures and sustaining capitalized exploration are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures and sustaining capitalized exploration include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures and development capitalized exploration represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS Accounting Standards and other companies may classify expenditures in a different manner.

The following table sets out a reconciliation of sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration to the additions to property, plant and mine development per the First Quarter Financial Statements for the three months ended March 31, 2026 and March 31, 2025.

(thousands)

	Three Months Ended March 31,
	2026	2025
Sustaining capital expenditures	$196,592	$168,076
Sustaining capitalized exploration	5,387	4,448
Development capital expenditures	292,290	186,224
Development capitalized exploration	79,341	60,504
Total Capital Expenditures	$573,610	$419,252
Working capital adjustments	40,139	30,872
Additions to property, plant and mine development per the First Quarter Financial Statements	$613,749	$450,124

Net cash

Net cash is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt for deferred financing costs, less cash and cash equivalents, as recorded in the First Quarter Financial Statements. Management believes that net cash is a useful measure to help investors assess the Company's overall liquidity position, ability to meet its financial obligations, fund capital expenditures, advance growth projects and return capital to shareholders after considering outstanding debt obligations.

The following table sets out a reconciliation of long-term debt per the First Quarter Financial Statements to net cash as at March 31, 2026, and December 31, 2025.

(thousands)

	As at	As at
	Mar 31, 2026	Dec 31, 2025
Long-term debt	$(196,548)	$(196,271)
Cash and cash equivalents	3,111,869	2,866,053
Net cash	$2,915,321	$2,669,782

Forward-Looking Non-GAAP Measures

This news release contains information regarding estimated future total cash costs per ounce, minesite costs per tonne and AISC per ounce. The estimates are based upon the total cash costs per ounce, minesite costs per tonne and AISC per ounce that the Company expects to incur to mine gold at its mining operations and do not include certain costs that will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS Accounting Standards measure.

Forward-Looking Statements

The information in this news release has been prepared as at April 30, 2026. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this news release, the words "achieve", "aim", "anticipate", "commit", "could", "envisions", "estimate", "expect", "forecast", "future", "guide", "objective", "plan", "potential", "schedule", "target", "track", "will", and similar expressions are intended to identify forward-looking statements. Such statements include the Company's forward-looking guidance, including metal production (including the weighting thereof within 2026), estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, other expenses and cash flows; the potential for additional gold production at the Company's sites, including the potential to increase annual gold production by 20% to 30% over the next decade, exceeding four million ounces by the early 2030s; the estimated timing and conclusions of the Company's studies and evaluations; the methods by which ore will be extracted or processed; the Company's plans at Detour Lake underground, Upper Beaver, Odyssey, Hope Bay and San Nicolás, including the approval, timing, funding, completion and commissioning thereof and the commencement of production therefrom; statements concerning the Company's "fill-the-mill" strategy at Canadian Malartic; statements concerning the proposed transactions with Rupert and Aurion, and the acquisition of 70% of Fingold Ventures Ltd., including the potential benefits thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development, production, closure and other capital expenditures and estimates of the timing of such exploration, development, production and closure or decisions with respect to such exploration, development, production and closure; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, and the anticipated timing or submission or receipt thereof; future exploration; the anticipated timing of events with respect to the Company's mine sites; the Company's plans and strategies with respect to sustainability initiatives; the sufficiency of the Company's cash resources; the Company's plans with respect to hedging and the effectiveness of its hedging strategies and the economic impact thereof; future activity with respect to the Company's unsecured revolving bank credit facility and other indebtedness; future dividend amounts, record dates and payment dates; the effect of tariffs, trade restrictions and the effect of geopolitical events on the Company, whether through availability of inputs or inflation; plans with respect to activity under the NCIB and the renewal thereof, including the anticipated increase in the purchase limit; and anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis for the year ended December 31, 2025 (the "2025 MD&A") and the Company's Annual Information Form (the "AIF") for the year ended December 31, 2025 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2025 (the "Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the Company's plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that the effect of tariffs or trade disputes will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company's current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe, South America and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and 2025 MD&A filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding Certain Project Evaluations

The forecast parameters surrounding certain projects, including Detour Lake underground, Upper Beaver, Hope Bay and the "fill-the-mill" strategy at Canadian Malartic (Odyssey Shaft #1, Odyssey Shaft #2, Marban, Wasamac), were based on internal evaluations, which are preliminary in nature and include inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized.

The basis for the internal evaluations and the qualifications and assumptions made by the qualified persons who undertook the internal evaluations are set out in this news release and the news releases dated June 29, 2024 for Detour Lake underground and dated July 31, 2024 for Upper Beaver. The results of the internal evaluations had no impact on the results of any pre-feasibility or feasibility study. An updated internal evaluation is expected in the second quarter of 2026 for Hope Bay, in the first quarter of 2027 for the "fill-the-mill" strategy at Canadian Malartic and in mid-2027 for Detour Lake and Upper Beaver.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, P.Eng., Executive Vice-President & Chief Operating Officer – Ontario, Australia & Mexico; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration, each of whom is a "Qualified Person" for the purposes of the Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Additional Information

Additional information about each of the Company's material mineral projects as at December 31, 2025, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and 2025 MD&A filed on SEDAR+ and with the SEC on EDGAR and in the following technical reports filed on SEDAR+ in respect of the Company's material mineral properties: Detour Lake Operation, Ontario, Canada, NI 43-101 Technical Report (September 20, 2024); NI 43-101 Technical Report of the LaRonde complex in Quebec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Quebec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); and the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015).

APPENDIX A – EXPLORATION DETAILS

East Gouldie and Odyssey deposits at Odyssey mine

Drill hole	Deposit / zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MEX25-346WZB	East Gouldie	2,034.5	2,056.2	1,909	21.0	2.0	2.0
MEX25-348ZA	East Gouldie	1,875.1	1,905.6	1,711	22.6	1.7	1.7
UGEG-016-010	East Gouldie	777.5	795.0	869	14.3	2.6	2.6
UGEG-071-031	East Gouldie	641.0	665.5	1,057	24.2	2.8	2.8
UGEG-095-010	East Gouldie	160.0	177.2	999	14.7	3.0	3.0
UGEG-095-014	East Gouldie	159.0	170.4	1,061	10.3	5.5	5.5
and	East Gouldie	283.0	293.6	1,153	9.8	5.8	5.8
and	East Gouldie	315.4	322.2	1,175	6.3	5.1	5.1
and	East Gouldie	327.9	345.4	1,187	15.8	3.0	3.0
UGEG-103-005	East Gouldie	131.0	168.4	1,089	36.0	6.9	6.7
including		141.1	157.0	1,089	15.3	13.1	12.6
MEX25-350Z	East Gouldie	1,512.0	1,522.5	1,065	10.0	2.2	2.2
UGOD-051-017	Odyssey internal	495.0	535.0	884	40.0**	1.9	1.9
UGOD-057-005	Odyssey internal	555.2	561.2	978	6.0**	9.8	9.8
UGOD-057-012	Odyssey internal	538.5	551.4	1,017	12.9**	7.1	6.1
including		546.5	551.4	1,020	4.9**	14.7	12.0
and	Odyssey internal	582.0	635.5	1,067	53.5**	9.7	9.0
UGOD-057-013	Odyssey internal	669.5	681.0	1,118	11.5**	4.6	4.1
including		677.7	680.0	1,121	2.4**	17.2	14.8
and	Odyssey North	700.5	726.6	1,149	19.7	3.1	3.1
including		716.5	721.0	1,153	3.4	6.3	6.3
UGOD-064-018	Odyssey internal	355.5	369.0	891	13.5**	4.3	4.3
UGOD-064-019	Odyssey internal	397.8	425.4	992	27.6**	2.8	2.8
including		408.0	416.0	992	8.0**	5.6	5.6
and	Odyssey North	507.5	518.0	1,077	10.5**	2.1	2.1
and	Odyssey North	524.0	534.5	1,091	10.5**	2.1	2.1

*Results from East Gouldie and Odyssey deposits use a capping factor of 20 g/t gold.

**Core length. True width undetermined.

West Pit and West Extension zones at Detour Lake

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
DLM25-1240	West Extension	1,089.0	1,092.5	922	3.1	10.0
DLM25-1243	West Extension	837.0	842.1	734	4.4	28.0
and	West Extension	910.9	913.9	794	2.6	11.7
DLM25-1245	West Extension	592.5	604.0	497	10.1	10.7
including		601.0	604.0	501	2.6	37.8
DLM25-1246	West Extension	889.8	897.1	801	6.0	4.3
DLM25-1255	West Extension	774.0	805.3	669	27.4	2.6
DLM25-1274	West Extension	911.0	914.0	797	2.6	14.0
and	West Extension	930.0	941.0	816	9.5	3.6
DLM25-1282AW	West Extension	580.8	586.0	526	4.9	6.5
DLM25-1282AW1	West Extension	1,176.2	1,186.0	1,000	9.2	5.9
DLM26-1299	West Pit	99.0	102.0	84	2.5	14.0
and	West Pit	215.4	231.7	187	14.1	8.9
including		215.4	220.0	182	4.0	18.3
and including		226.8	231.7	191	4.2	11.1
DLM26-1313	West Pit	237.0	264.0	210	23.2	2.9
including		257.0	264.0	218	6.0	8.1
and	West Pit	278.5	288.9	238	9.0	14.9

*Results from Detour Lake are uncapped.

Upper Beaver deposit

Drill hole	Zone	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Copper grade (%) (uncapped)	Copper grade (%) (capped)*
KLUB25-881W3	Zone 201	587.6	594.4	555	6.4	7.9	7.9	0.98	0.98
including	Zone 201	591.0	592.8	555	1.8	15.0	15.0	0.85	0.85
KLUB25-881W5	Zone 201	615.9	619.2	584	2.9	18.3	18.3	1.19	1.19
including	Zone 201	618.4	619.2	585	0.7	58.0	58.0	1.48	1.48
KLUB26-913A	Zone 201	597.5	602.0	531	4.2	4.5	4.5	1.07	1.07
including	Zone 201	597.5	599.0	530	1.4	10.6	10.6	1.29	1.29
KLUB26-913W5	Zone 201	629.1	632.6	574	3.2	9.7	9.7	1.52	1.52
KLUB26-913W6	Zone 201	647.7	653.8	599	6.0	8.3	8.3	0.40	0.40
including	Zone 201	651.0	652.0	599	1.0	44.3	44.3	1.64	1.64
and	Zone 201	656.5	663.5	607	6.9	6.0	6.0	0.53	0.53
KLUB26-916W2	Zone 201	553.0	555.4	501	1.8	2.4	2.4	3.17	2.77
KLUB26-915A	Zone 107	595.5	596.5	535	0.9	45.5	45.5	0.21	0.21

*At Upper Beaver, results use capping factors of 85 g/t gold and 6.5% copper for Zone 201 and 135 g/t gold and 4.0% copper for Zone 107.

Exploration Drill Collar Coordinates

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Odyssey mine
MEX25-346WZB	717451	5334739	309	143	-78	2,221
MEX25-348ZA	717440	5334731	310	182	-75	3,000
UGEG-016-010	718856	5333901	113	163	-66	845
UGEG-071-031	717758	5333977	-345	143	-42	711
UGEG-095-010	717593	5333755	-619	143	-27	375
UGEG-095-014	717591	5333756	-619	150	-56	360
UGEG-103-005	717561	5333797	-699	214	-34	370
MEX25-350Z	716852	5334693	316	199	-68	1,614
UGOD-051-017	718102	5334207	-203	20	-48	585
UGOD-057-005	718006	5334110	-261	14	-51	700
UGOD-057-012	718006	5334110	-261	14	-57	756
UGOD-057-013	718006	5334110	-261	18	-55	767
UGOD-064-018	717907	5334312	-333	344	-44	435
UGOD-064-019	717907	5334311	-333	2	-59	569
Detour Lake
DLM25-1240	584832	5542449	296	188	-59	1,176
DLM25-1243	586037	5542184	295	187	-66	975
DLM25-1245	586199	5542065	292	181	-58	762
DLM25-1246	585156	5542251	287	188	-65	1,113
DLM25-1252	586120	5541916	290	179	-67	720
DLM25-1255	585837	5542204	291	192	-60	951
DLM25-1274	585796	5542210	291	186	-65	951
DLM25-1282AW	586597	5542188	298	179	-68	669
DLM25-1282AW1	586597	5542188	298	179	-68	1,253
DLM26-1299	587148	5541601	290	177	-59	351
DLM26-1313	587187	5541623	291	178	-59	402
Upper Beaver
KLUB25-881W3	591667	5335847	304	151	-74	642
KLUB25-881W5	591667	5335847	304	151	-74	656
KLUB26-913A	591687	5335928	305	155	-71	647
KLUB26-913W5	591687	5335928	305	155	-71	689
KLUB26-913W6	591687	5335928	305	155	-71	700
KLUB26-916W2	591667	5335847	304	148	-70	593
KLUB26-915A	591844	5336055	303	149	-69	641

*Coordinate Systems: NAD 83 UTM Zone 17N for Odyssey; NAD 1983 UTM Zone 17N for Detour Lake and Upper Beaver.

APPENDIX B – FINANCIAL INFORMATION

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2026	2025
Net income - key line items:
Revenue from mine operations:
LaRonde	401,927	279,083
Canadian Malartic	754,853	422,047
Goldex	166,536	95,969
Quebec	1,323,316	797,099
Detour Lake	944,230	443,886
Macassa	306,444	235,662
Ontario	1,250,674	679,548
Meliadine	376,594	258,289
Meadowbank	594,426	405,085
Nunavut	971,020	663,374
Fosterville	180,676	109,829
Australia	180,676	109,829
Kittila	251,898	161,088
Finland	251,898	161,088
Pinos Altos	122,272	57,310
Mexico	122,272	57,310
Corporate and Other	(267)	—
Revenues from mining operations	$4,099,589	$2,468,248
Production costs	955,587	767,733
Amortization of property, plant and mine development	420,266	416,800
Gross profit	2,723,736	1,283,715
Exploration, corporate and other	164,112	89,144
Income before income and mining taxes	2,559,624	1,194,571
Income and mining taxes expense	864,163	379,840
Net income for the period	$1,695,461	$814,731
Net income per share — basic	$3.39	$1.62
Net income per share — diluted	$3.38	$1.62

Cash flows:
Cash provided by operating activities	$1,345,868	$1,044,246
Cash used in investing activities	$(764,859)	$(649,940)
Cash used in financing activities	$(334,652)	$(182,966)

Realized prices:
Gold (per ounce)	$4,861	$2,891
Silver (per ounce)	$83.90	$33.07

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2026	2025
Payable production(i):
Gold (ounces):
LaRonde	81,596	91,491
Canadian Malartic	166,216	159,773
Goldex	29,372	30,016
Quebec	277,184	281,280
Detour Lake	177,019	152,838
Macassa	55,593	86,028
Ontario	232,612	238,866
Meliadine	93,831	98,512
Meadowbank	113,862	140,126
Nunavut	207,693	238,638
Fosterville	41,443	43,615
Australia	41,443	43,615
Kittila	48,527	54,104
Finland	48,527	54,104
Pinos Altos	17,650	17,291
Mexico	17,650	17,291
Total gold (ounces):	825,109	873,794

Silver (thousands of ounces)	599	602
Zinc (tonnes)	1,019	1,742
Copper (tonnes)	1,479	1,384

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2026	2025
Payable metal sold(ii):
Gold (ounces):
LaRonde	78,447	90,509
Canadian Malartic	155,297	144,663
Goldex	31,756	30,693
Quebec	265,500	265,865
Detour Lake	191,349	155,480
Macassa	62,034	81,000
Ontario	253,383	236,480
Meliadine	77,250	89,270
Meadowbank	121,761	140,350
Nunavut	199,011	229,620
Fosterville	38,000	38,000
Australia	38,000	38,000
Kittila	52,600	56,000
Finland	52,600	56,000
Pinos Altos	21,157	17,000
Mexico	21,157	17,000
Total gold (ounces):	829,651	842,965

Silver (thousands of ounces)	617	527
Zinc (tonnes)	1,184	1,812
Copper (tonnes)	1,509	1,398

Notes:

(i) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. For the three months ended March 31, 2026 and 2025, it excludes 418 payable gold ounces and 1,811 payable gold ounces produced at La India along with 76 payable gold ounces and 25 payable gold ounces produced at Creston Mascota, respectively.

(ii) Payable metals sold at Canadian Malartic, Detour Lake and Macassa exclude the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines. For the three months ended March 31, 2025, it excludes 2,500 payable gold ounces sold at La India.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts)

(Unaudited)

	As at	As at
	March 31, 2026	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$3,111,869	$2,866,053
Inventories	1,578,848	1,698,830
Fair value of derivative financial instruments	28,172	34,428
Other current assets	410,385	394,631
Total current assets	5,129,274	4,993,942
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development	23,027,704	22,850,540
Investments	1,814,118	1,508,252
Other assets	1,026,933	960,885
Total assets	$35,155,701	$34,471,291

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$1,090,948	$1,033,444
Share based liabilities	36,881	31,722
Income taxes payable	250,218	1,226,347
Reclamation provision	195,227	144,537
Lease obligations	32,573	30,480
Fair value of derivative financial instruments	23,475	5,676
Total current liabilities	1,629,322	2,472,206
Non-current liabilities:
Long-term debt	196,548	196,271
Reclamation provision	1,291,147	1,318,476
Lease obligations	90,098	94,719
Share based liabilities	12,615	23,921
Deferred income and mining tax liabilities	5,450,784	5,373,013
Other liabilities	210,041	250,221
Total liabilities	8,880,555	9,728,827

EQUITY
Common shares:
Outstanding — 500,653,224 common shares issued, less 616,987 shares held in trust	18,759,399	18,699,862
Stock options	164,637	166,775
Retained earnings	6,814,704	5,463,906
Other reserves	536,406	411,921
Total equity	26,275,146	24,742,464
Total liabilities and equity	$35,155,701	$34,471,291

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2026	2025
REVENUES
Revenues from mining operations	$4,099,589	$2,468,248

COST OF SALES
Production costs	955,587	767,733
Amortization of property, plant and mine development	420,266	416,800
Gross profit	2,723,736	1,283,715

EXPENSES (INCOME)
Exploration and corporate development	52,556	41,805
General and administrative	77,850	60,709
Finance costs	15,756	22,444
Gain on derivative financial instruments	(4,700)	(68,859)
Foreign currency translation gain	(733)	(60)
Care and maintenance	22,596	13,901
Other income and expenses	787	19,204
Income before income and mining taxes	2,559,624	1,194,571
Income and mining taxes expense	864,163	379,840
Net income for the period	$1,695,461	$814,731

Net income per share - basic	$3.39	$1.62
Net income per share - diluted	$3.38	$1.62
Adjusted net income per share - basic(i)	$3.41	$1.53
Adjusted net income per share - diluted(i)	$3.40	$1.53

Weighted average number of common shares outstanding (in thousands):
Basic	500,240	502,410
Diluted	501,729	503,773

Notes:

(i) Adjusted net income per share is not a recognized measure under IFRS Accounting Standards and this data may not be comparable to data reported by other companies. See Note Regarding Certain Measures of Performance – Adjusted Net Income and Adjusted Net Income per Share for a discussion of the composition and usefulness of this measure and a reconciliation to the nearest IFRS Accounting Standards measure.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars)

(Unaudited)

	Three Months Ended March 31,
	2026	2025
OPERATING ACTIVITIES
Net income for the period	$1,695,461	$814,731
Add (deduct) adjusting items:
Amortization of property, plant and mine development	420,266	416,800
Deferred income and mining taxes	59,537	18,491
Unrealized loss (gain) on currency and commodity derivatives	24,054	(31,120)
Unrealized gain on warrants	(18,989)	(54,168)
Stock-based compensation	34,931	27,393
Foreign currency translation gain	(733)	(60)
Other	16,835	17,323
Changes in non-cash working capital balances:
Income taxes	(989,080)	(176,739)
Inventories	36,800	30,917
Other current assets	(11,014)	31,390
Accounts payable and accrued liabilities	77,800	(50,712)
Cash provided by operating activities	1,345,868	1,044,246

INVESTING ACTIVITIES
Additions to property, plant and mine development	(613,749)	(450,124)
Purchase of O3 Mining, net of cash and cash equivalents acquired	—	(121,960)
Contributions for acquisition of mineral assets	(5,280)	(3,825)
Purchase of equity securities and other investments	(144,702)	(68,057)
Other investing activities	(1,128)	(5,974)
Cash used in investing activities	(764,859)	(649,940)

FINANCING ACTIVITIES
Repayment of lease obligations	(7,238)	(9,178)
Dividends paid	(203,165)	(175,567)
Repurchase of common shares	(167,833)	(60,050)
Proceeds on exercise of stock options	31,434	52,026
Common shares issued	12,150	9,803
Cash used in financing activities	(334,652)	(182,966)
Effect of exchange rate changes on cash and cash equivalents	(541)	541
Net increase in cash and cash equivalents during the period	245,816	211,881
Cash and cash equivalents, beginning of period	2,866,053	926,431
Cash and cash equivalents, end of period	$3,111,869	$1,138,312

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$563	$1,185
Income and mining taxes paid	$1,788,322	$536,602